Exhibit 99.1

RESAAS Services Inc.
#303 – 55 Water Street
Vancouver, BC V6B 1A1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the holders of common shares of RESAAS Services Inc. (the “Company”) will be held at Suite 1820, 925 West Georgia Street, Vancouver, BC V6C 3L2, on Tuesday, June 30, 2015 at 4:00 p.m. (Pacific Time), for the following purposes:

1.	to receive the audited financial statements of the Company for the fiscal year ended December 31, 2014;

2.	to elect the directors of the Company to hold office until the next annual meeting of shareholders;

3.	to appoint KPMG LLP as the auditor of the Company for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to the auditor; and

4.	to transact such other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Board of Directors of the Company has fixed May 21, 2015 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to receive such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Computershare Investor Services Inc., Computershare Proxy Department, 8th Floor, 100 University Avenue, Toronto ON M5J 2Y1 no later than 4:00 p.m. (Pacific Time) on Friday, June 26, 2015, or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of any adjournment or postponement of the Meeting.

If you are a non-registered shareholder and received this Notice of Meeting and accompanying materials through a broker, financial institution, participant, trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (each, an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Dated at Vancouver, British Columbia as of June 2, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Cameron Shippit”
Cameron Shippit
Chief Financial Officer, Secretary and Director

RESAAS Services Inc.
#303 – 55 Water Street
Vancouver, BC V6B 1A1

INFORMATION CIRCULAR

INTRODUCTION

This Information Circular accompanies the notice of annual general meeting (the “Notice”) and is furnished to shareholders holding common shares in the capital of RESAAS Services Inc. (“we”, “us”, “our”, the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of shareholders to be held at 4:00 p.m. (Pacific Time) on Tuesday, June 30, 2015 at Suite 1820, 925 West Georgia Street, Vancouver, BC V6C 3L2, or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is June 2, 2015. Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

The Company has arranged for intermediaries to forward the Meeting materials to beneficial owners of common shares of the Company held of record by those intermediaries. The Company has distributed or made available for distribution, copies of the Notice, this Information Circular and form of proxy to clearing agencies, securities dealers, banks and trust companies or their nominees (collectively, the “Intermediaries”) for distribution to holders (the “Beneficial Shareholders”) of common shares held of record by those Intermediaries. Such Intermediaries are required to forward such documents to the Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The solicitation of proxies from Beneficial Shareholders will be carried out by either the Intermediaries or by the Company if the names and addresses of the Beneficial Shareholders are provided by the Intermediaries. The Company will pay the permitted fees and costs of the Intermediaries for reasonable fees and disbursements incurred in connection with the distribution of such materials.

The Company will also pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary.

The materials are being sent to both registered and non-registered owners of common shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

Appointment of Proxy

Registered holders of common shares of the Company are entitled to vote at the Meeting. On a show of hands, every shareholder is entitled to one vote for each common share that such shareholder holds on the record date of May 21, 2015 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting. The list of shareholders is available for inspection during normal business hours at the offices of the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), located at 510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3B9, and will be available at the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE’S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER’S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, a completed form of proxy must be received by the Transfer Agent at its offices by mail or fax no later than 4:00 p.m. (Pacific Time) on Friday, June 26, 2015, or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of any adjournment or postponement of the Meeting.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

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Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the common shares represented thereby will be voted or withheld from the vote on that matter accordingly. The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, such common shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY’S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold common shares in their own name (referred to herein as “Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Company. Such common shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

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The Company does not have access to the names of Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to Beneficial Shareholders by their broker (or the agent of the broker) is similar to the Form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of a Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of common shares to be voted at the Meeting. Beneficial Shareholders are requested to complete and return the voting instructions to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the common shares held by them. Broadridge will then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of common shares to be represented at the Meeting. Beneficial Shareholders who receive a Broadridge voting instruction form cannot use that form as a proxy to vote their common shares directly at the Meeting. Rather, such a voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have their common shares voted at the Meeting.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of their broker (or agent of the broker), Beneficial Shareholders may attend at the Meeting as proxyholders for registered shareholders and vote their common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send them a legal proxy which would enable the Beneficial Shareholders to attend the Meeting and vote their common shares.

All references to shareholders in this Information Circular are to registered shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value. As of the record date, determined by the Board of Directors of the Company (the “Board”) to be the close of business on May 21, 2015 (the “Record Date”), a total of 32,642,880 common shares were issued and outstanding. Each common share carries the right to one vote at the Meeting.

Only registered shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to the outstanding common shares of the Company, other than as set forth below:

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Name of Shareholder	Number of Common Shares Owned		Percentage of Outstanding Common Shares(1)
CDS & Co.	27,365,848	(2)	83.8
Cory Brandolini	3,982,801		12.2
Adrian Barrett	4,004,500		12.3

(1) Based on 32,642,880 common shares issued and outstanding as of the date of this Information Circular.

(2) Management of the Company is unaware of the beneficial holders of common shares registered in the name of CDS & Co.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited financial statements of the Company for the financial year ended December 31, 2014, together with the report of the auditor thereon, will be placed before the Meeting. Receipt at the Meeting of the audited financial statements will not constitute approval or disapproval of any matters referred to therein. No vote will be taken on the audited financial statements. The audited financial statements are available on SEDAR at www.sedar.com.

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations and NI 54-101, a person or corporation who in the future wishes to receive annual and interim financial statements from the Company must deliver a written request for such material to the Company. Shareholders who wish to receive annual and interim financial statements are encouraged to complete the appropriate section on the request form attached to this Information Circular and send it to the Transfer Agent.

Election of Directors

At present, the directors of the Company are elected at each annual meeting of shareholders and hold office until the next annual meeting, or until their successors are duly elected or appointed in accordance with the Articles of the Company or until such director’s earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Board of Directors.

Management of the Company proposes to nominate the persons named in the table below for election as directors of the Company by the shareholders. Information concerning such persons, as furnished by the individual nominees, as of the date of this Information Circular, is as follows:

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Name, Province/State and Country of Residence and Position(s)	Principal Occupation Business or Employment for Last Five Years (1)	Director Since	Number of Common Shares Owned (1)
Cory Brandolini (2) British Columbia, Canada Chief Executive Officer, Chairman and Director	Officer of the Company	June 4, 2009	3,982,801	(3)

Cameron Shippit British Columbia, Canada Chief Financial Officer, Secretary and Director	Officer of the Company	June 5, 2009	1,551,968	(4)

Thomas Rossiter British Columbia, Canada President and Director	Officer of the Company; Former Managing Director at Lightmaker Vancouver (Internet) Inc. (Website and application design-and-build agency); Former Technical Manager at Lightmaker UK Ltd.	April 30, 2012	Nil	(5)

Adrian Barrett (2) British Columbia, Canada Director	Founder and Chairman of Lightmaker Vancouver (Internet) Inc., and of Lightmaker USA Inc., and of Lightmaker UK Ltd., and of Lightmaker Property Manager (LMPM) Inc., and of Lightmaker Group Ltd. (a holdings company for several website and application design-and-build agencies).	December 7, 2009	4,004,500

J. Chris Morgando (2) Nevada, USA Director	Self-employed consultant; Founding Director of First 100, LLC (Hybrid Real Estate Factoring/REIT)	June 5, 2009	225,000

(1)	The number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, at the date of this Information Circular, is based upon information furnished to the Company by the individual nominees.
(2)	Member of the audit committee.
(3)	Includes 13,800 common shares held by Mr. Brandolini’s spouse.
(4)	Includes 64,468 common shares held by Mr. Shippit’s spouse.
(5)	Does not include options to purchase 250,000 common shares.

Management recommends that shareholders vote FOR the election of each of the nominees listed above.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the common shares represented by proxy for the election of any other persons as directors.

Cease Trade Orders

To the Company’s knowledge, other than as disclosed herein, no proposed director of the Company is, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

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(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

J. Chris Morgando, a director of the Company, was also a director of Itiva Digital Media Corp. (“Itiva”) a position he held from August 16, 2008 to February 3, 2011. Cory Brandolini, the CEO, Chairman and a director of the Company, was a director of Itiva from October 2, 2006 to September 21, 2007. On July 30, 2009, Itiva was subject to a cease order (the “CTO”) issued by the British Columbia Securities Commission (the “BCSC”) for failing to file a report of exempt distribution after distributing securities in reliance upon certain prospectus exemptions (the “Distributions”) to investors resident in British Columbia. A portion of the Distributions occurred while Mr. Brandolini served as a director of Itiva; however, Mr. Brandolini was not a director of Itiva while the CTO was in effect. All of the distributions occurred prior to Mr. Morgando serving as a director, though Mr. Morgando was a director while the CTO was in effect. The necessary reports of exempt distribution were filed with the BCSC on August 6, 2009 and the CTO was lifted on October 6, 2009.

Bankruptcies

No proposed director of the Company is, or has been within 10 years before the date of this Information Circular, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

No proposed director of the Company has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

No proposed director has been subject to, or entered into a settlement agreement resulting from:

1.	a court order relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

2.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

REAPPOINTMENT OF AUDITOR

At the Meeting, shareholders will be asked to pass an ordinary resolution reappointing KPMG LLP as the auditor of the Company, to hold office until the next annual meeting of shareholders or until such firm is removed from office or resigns as provided by law, and to authorize the Board to fix the remuneration to be paid to the auditor. KPMG LLP of Vancouver, British Columbia was appointed as the auditor of the Company on April 6, 2015.

Management recommends that shareholders vote FOR the appointment of KPMG LLP.

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STATEMENT OF EXECUTIVE COMPENSATION

Securities legislation requires the disclosure of compensation received by each “named executive officer” or “NEO” of the Company for the three most recently completed financial years. “Named executive officer” is defined by the legislation to mean: (i) each of the Chief Executive Officer and the Chief Financial Officer of the Company; (ii) each of the Company’s three most highly compensated executive officers, including of any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and the Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation, individually, exceeded $150,000 in that year; and (iii) any individual for whom disclosure would have been required under (ii) but for the fact that the individual was not serving as an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year.

Compensation Discussion and Analysis

The Board is responsible for determining, by way of discussions at Board meetings, the compensation to be paid to our executive officers. We currently do not have a formal compensation program with specific performance goals or similar conditions; however, the performance of each executive is considered along with our ability to pay compensation and our results of operation for the period. We do not use any benchmarking in determining compensation or any element of compensation.

We presently have five named executive officers: Cory Brandolini, Cameron Shippit, Thomas Rossiter, Michael St. Hilaire and Marwan Haddad. Mr. Brandolini has served as our Chief Executive Officer and director since June 4, 2009 and our Chairman since November 24, 2011; he also served as our President from June 4, 2009 to March 13, 2013. Mr. Shippit has served as our Chief Financial Officer, Secretary and director since June 4, 2009. Mr. Rossiter has served as our President since March 13, 2013; he also served as our Chief Technology Officer from September 26, 2011 to August 28, 2014. Mr. St. Hilaire has served as our Chief Revenue Officer since August 28, 2014; he also served as our Chief Operating Officer from November 21, 2011 to May 15, 2013, and our Chief Marketing Officer from May 15, 2013 to August 28, 2014. Mr. Haddad has served as our Chief Technology Officer since August 28, 2014 and our Vice President of Engineering since May 10, 2013.

Any salary paid to our named executive officers is dependent upon our finances as well as the performance of each of the NEOs.

Principles and Objectives of Compensation Program

Our compensation program for all of our employees, including our senior officers, consists of long-term incentive compensation comprised of share options and base salaries. This program is designed to achieve the following key objectives:

•	to support our overall business strategy and objectives;

•	to provide market competitive compensation that is substantially performance-based;

•	to provide incentives that encourage superior corporate performance and retention of highly skilled and talented employees; and

•	to align executive compensation with corporate performance and therefore shareholders' interests.

The value of this program is used as a basis for assessing the overall competiveness of our compensation package. The fixed element of compensation provides a competitive base of secure compensation required to attract and retain executive talent. The variable performance-based, or “at risk” compensation, is designed to encourage both short-term and long-term performance by our employees. At more senior levels of the organization, a significant portion of compensation eligible to be paid is variable performance based compensation which places a greater emphasis on rewarding employees for their individual contributions, the business results of our company and creating long-term value for our shareholders.

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At present, the Board does not evaluate the implications of the risks associated with our current compensation policies and practices as we are still developing our business and our management is focusing their time and attention on our operations.

Although permitted, at this time no named executive officer or director has or intends to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Governance

We do not have a compensation committee at this time. The Board is responsible for determining the compensation to be paid to our directors and executive officers. We do not have any formal compensation policies at this time, and the practices adopted by the Board to determine the compensation for our directors and executive officers are described above.

Executive Employment Agreements

Cory Brandolini

In May 2015, we entered into an employment agreement with Cory Brandolini, pursuant to which Mr. Brandolini agreed to serve as our Chief Executive Officer for an initial term of 24 months. The employment agreement provides that Mr. Brandolini is to receive an annual base salary of $78,000. Mr. Brandolini is also eligible to participate in all annual bonus, incentive, stock option, savings and retirement plans, policies and programs applicable generally to our senior executives.

Under Mr. Brandolini's employment agreement, we may terminate his employment with or without “Cause” (as described below) at any time. If we terminate Mr. Brandolini's employment without cause or he resigns for “Good Reason” (as described below) we will continue to pay Mr. Brandolini in monthly installments, as severance pay, his full base salary in effect at the time of such termination, for a period of 15 months.

Thomas Rossiter

In May 2015, we entered into an employment agreement with Thomas Rossiter, pursuant to which Mr. Rossiter agreed to serve as our President for an initial term of 24 months. The employment agreement provides that Mr. Rossiter is to receive an annual base salary of $120,000. Mr. Rossiter is also eligible to participate in all annual bonus, incentive, stock option, savings and retirement plans, policies and programs applicable generally to our senior executives. Additionally, Mr. Rossiter’s employment agreement contemplates that he will be awarded option(s) within the first 12 months of his employment to purchase in the aggregate up to 1.75 million of our common shares equal to our stock price on the date of the respective grant. The vesting schedule and terms of the option grants are at our Board’s discretion and are to be determined at the time of grant.

Under Mr. Rossiter's employment agreement, we may terminate his employment with or without “Cause” at any time. If we terminate Mr. Rossiter's employment without cause or he resigns for “Good Reason”, we will continue to pay Mr. Rossiter in monthly installments, as severance pay, his full base salary in effect at the time of such termination, for a period of 15 months.

Cameron Shippit

In May 2015, we entered into an employment agreement with Cameron Shippit, pursuant to which Mr. Shippit agreed to serve as our Chief Financial Officer for an initial term of 24 months. The employment agreement provides that Mr. Shippit is to receive an annual base salary of $78,000. Mr. Shippit is also eligible to participate in all annual bonus, incentive, stock option, savings and retirement plans, policies and programs applicable generally to our senior executives.

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Under Mr. Shippit's employment agreement, we may terminate his employment with or without “Cause” at any time. If we terminate Mr. Shippit’s employment without cause or he resigns for “Good Reason”, we will continue to pay Mr. Shippit in monthly installments, as severance pay, his full base salary in effect at the time of such termination, for a period of 15 months.

All of our executive employment agreements contain standard confidential information and non-compete provisions. In addition, as a condition to the employment agreement, the respective officer has entered into an intellectual property assignment agreement with us for the purpose of transferring and assigning to us any and all work product created, developed or acquired by the officer prior to the date of the employment agreement.

“Cause” for purposes of the executive employment agreements means that the executive has: (i) committed gross negligence or willful misconduct with respect to the Company; (ii) substantially and repeatedly failed to perform his duties as reasonably directed by the Board; (iii) committed a material breach of his employment agreement; (iv) failed for any reason to correct, cease or otherwise alter any failure to comply with instructions or other action or omission which does or may materially or adversely affect the Company’s business or operations; (v) committed misconduct which is of such a serious or substantial nature that a reasonable likelihood exists that such misconduct will materially injure our reputation if he were to remain employed by us; (vi) continued to perform in a substandard manner; (vii) been convicted by or entered a plea of guilty or no contest in a court of competent and final jurisdiction for any felony or indictable offence; (viii) committed an act of fraud, whether prior to or subsequent to the date of his employment, upon the Company or any of its affiliates; or (ix) engaged in harassing or discriminating behavior against the Company’s employees, customers or vendors in violation of law.

“Good Reason” means: (i) there is a reduction in, or failure to pay, the base salary or any other payments or benefits due to the executive; or (ii) the Company commits a material breach of any of the terms of the employment agreement.

Amended and Restated Stock Option Plan

General

On March 10, 2014, the Board adopted our amended and restated stock option plan (the “Plan”).

The Plan provides for awards of incentive stock options. Subject to the provisions of the Plan relating to adjustments upon changes in our common shares, the number of shares reserved for issuance pursuant to the exercise of options granted under the plan shall not exceed 20% of our issued and outstanding common shares at the date of grant of any options. As of June 2, 2015, options exercisable to purchase 2,877,600 of our Common Shares have been granted under the Plan.

Purpose

Our Board adopted the Plan to provide a means by which our directors, officers, employees and consultants may be given an opportunity to benefit from increases in the value of our common shares, to assist in attracting and retaining the services of such persons, to bind the interests of eligible recipients more closely to our company’s interests by offering them opportunities to acquire our common shares stock and to afford such persons share-based compensation opportunities that are competitive with those afforded by similar businesses.

Administration

Unless it delegates administration to a committee, the Board administers the Plan. Subject to the provisions of the Plan, the Board has the power to, in its discretion: (a) grant options to eligible persons; (b) determine the terms, limitations, restrictions and conditions respecting such grants; (c) interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and (d) make all other determinations and take all other actions in connection with the implementation and administration of the Plan.

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Eligibility

Incentive stock options may be granted under the Plan only to employees, directors and consultants of our company and its affiliates.

Terms of Options

Subject to certain limited exceptions, the exercise price of stock options may not be less than the greater of the closing market prices on the trading day immediately preceding the date of grant of the options and on the date of grant of the options.

The Board may, in its absolute discretion, upon granting options specify a particular time period or periods following the date of grant during which an optionee may exercise the options and may designate the exercise price and the number of common shares in respect of which such optionee may exercise the options during each such time period.

If a director, officer, employee or consultant who has been granted options ceases to act as such for any reason other than death, such director, officer, employee or consultant shall have the right to exercise any vested options not exercised prior to such termination within a period of 90 calendar days after the date of termination, or such shorter period as may be set out in the optionee’s option agreement.

Effect of Certain Corporate Events

If a bona fide offer to purchase our common shares is made to an optionee or to our shareholders generally or to a class of our shareholders which includes the optionee (an “Offer”), which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company as defined in Subsection 1(1) of the Securities Act (British Columbia), then the Company shall, upon receipt of notice of the Offer, notify each optionee of full particulars of the Offer, whereupon all options will become vested and may be exercised in whole or in part by such optionee so as to permit such optionee to tender any shares issued upon such exercise (each, an “Option Share”), pursuant to the Offer.

If at any time options remains unexercised with respect to any unissued Option Shares and an Offer is made by an offeror, the Board may, upon notifying each optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of options vested, and declare that the expiry date for the exercise of all unexercised options granted is accelerated so that all options will either be exercised or will expire prior to the date upon which Common Shares must be tendered pursuant to the Offer.

If a change of control occurs, all options will become vested and may be exercised in whole or in part by the applicable optionee.

Duration, Amendment and Termination

The Board may suspend or terminate the Plan without shareholder approval or ratification, subject to certain restrictions, at any time or from time to time.

The Board may also amend the Plan at any time, and from time to time. The Board may submit any other amendment to the Plan for shareholder approval in its discretion.

Summary Compensation Table

The following table summarizes the compensation paid to each named executive officer for the last three completed financial years:

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					Non-Equity
					Incentive Plan
					Compensation
	Year		Share-	Option-			Long-		All Other		Total
Name and	Ended		based	based	Annual		term	Pension	Compen-		Compen-
Principal	December	Salary	Awards	Awards	Incentive		Incentive	Value	sation		sation
Position	31,	($)	($)	($)(1)	Plans		Plans	($)	($)		($)
Cory Brandolini, CEO	2014	78,214	Nil	Nil	Nil		Nil	Nil	2,500	(4)	78,214
	2013	78,214	Nil	Nil	28,000	(2)	Nil	Nil	2,500	(4)	106,214
	2012	56,066	Nil	Nil	2,500	(2)	Nil	Nil	2,500	(4)	58,566
Cameron Shippit, CFO	2014	78,214	Nil	Nil	3,500	(2)	Nil	Nil	Nil		81,714
	2013	78,214	Nil	10,257	3,000	(2)	Nil	Nil	3,000	(4)	91,471
	2012	56,066	Nil	Nil	2,500	(2)	Nil	Nil	2,500	(4)	58,566
Thomas Rossiter, President	2014	120,330	Nil	94,739	Nil		Nil	Nil	Nil		215,069
	2013	120,330	Nil	198,990	Nil		Nil	Nil	Nil		319,320
	2012	123,297	Nil	55,572	Nil		Nil	Nil	Nil		178,869
Michael St. Hilaire, Chief Revenue Officer	2014	102,678	Nil	94,739	Nil		Nil	Nil	Nil		197,417
	2013	96,001	Nil	198,990	Nil		Nil	Nil	Nil		294,991
	2012	119,596	Nil	78,899	Nil		Nil	Nil	Nil		198,495
Marwan Haddad, Chief Technology Officer	2014	106,703	Nil	373,939	Nil		Nil	Nil	Nil		480,642
	2013	96,813	Nil	67,548	Nil		Nil	Nil	Nil		164,271
	2012	97,610	Nil	23,072	Nil		Nil	Nil	Nil		120,682

(1)	The grant date fair value is calculated using the Black-Scholes-Merton model.
(2)	Represents a discretionary annual bonus.

Other than as set forth above, no named executive officer has received, during our most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or expert.

The only security-based compensation arrangement that we have in place is the Plan.

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Outstanding Share-based Awards and Option-based Awards

The table below sets out all awards outstanding for the NEOs as of December 31, 2014.

	Option-based Awards		Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) ($)	Number of Shares or Units That Have Not Vested	Market or Payout Value of Share- based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share- based Awards not Paid Out or Distributed ($)
Cory Brandolini	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cameron Shippit	22,200	1.00	February 13, 2015	45,510	Nil	Nil	Nil
Thomas Rossiter	200,000	1.10	June 13, 2015	390,000	Nil	Nil	Nil
	50,000	2.35	December 23, 2019	35,000	Nil	Nil	Nil
Michael St. Hilaire	200,000	1.10	June 13, 2015	390,000	Nil	Nil	Nil
	50,000	2.35	December 23, 2019	35,000	Nil	Nil	Nil
Marwan Haddad	50,000	1.25	September 13, 2015	90,000	Nil	Nil	Nil
	100,000	4.50	March 8, 2016	Nil	Nil	Nil	Nil
	65,000	2.35	December 23, 2019	45,500	Nil	Nil	Nil

(1) Determined by subtracting the exercise price from the market price on December 31, 2014 ($3.05).

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended December 31, 2014 by our NEOs.

Name	Option-based Awards – Value Vested During the Year ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Cory Brandolini	Nil	Nil	Nil
Cameron Shippit	Nil	Nil	Nil
Thomas Rossiter	Nil	Nil	Nil
Michael St. Hilaire	Nil	Nil	Nil
Marwan Haddad	Nil	Nil	Nil

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Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the named executive officers at, following, or in connection with retirement.

Defined Benefits Plans

The Company does not have a defined benefits pension plan that provides for payments or benefits at, following, or in connection with retirement.

Defined Contribution Plans

The Company does not have a defined contribution pension plan that provides for payments or benefits at, following or in connection with retirement.

Deferred Compensation Plans

The Company does not have any deferred compensation plan with respect to any NEO.

Termination and Change of Control Benefits

Certain of the named executive officers have contractual rights that provide for severance payments in the event their employment is terminated without “Cause” or if they resign for “Good Reason.” See the respective employment agreements for our persons described above under the heading “Executive Employment Agreements”.

Other than as described above, we have no contract, agreement, plan or arrangement that provides for payments to a named executive officer, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change of control or change in the NEO’s responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth the details of compensation provided to our directors, other than our NEOs, during the financial year ended December 31, 2014:

Name	Financial Year	Fees Earned ($)	Share- based Awards ($)	Option- based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Adrian Barrett	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil
J. Chris Morgando	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The decision to grant options is made by the Board as a whole, and a grant is approved by directors’ resolutions or at a meeting of the directors. Other than as set forth above, no director of the Company who is not an NEO has received, during our most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

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(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or expert.

Outstanding Share-based Awards and Option-based Awards

The following option-based awards granted to directors by the Company were outstanding as at December 31, 2014:

	Option-based Awards				Share-based Awards
Name of Director	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options ($) (1)	Number of Shares or Units of Shares that Have not Vested (#)	Market or Payout Value of Share- based Awards that Have not Vested ($)
Adrian Barrett	Nil	Nil	Nil	Nil	Nil	Nil
J. Chris Morgando	50,000	1.00	January 16, 2015	102,500	Nil	Nil

(1) Determined by subtracting the exercise price from the market price on December 31, 2014 ($3.05).

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards to directors during the year ended December 31, 2014:

Name	Option-based Awards – Value Vested During the Year ($) (1)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Adrian Barrett	Nil	Nil	Nil
J. Chris Morgando	Nil	Nil	Nil

(1) Determined by subtracting the exercise price from the market price on December 31, 2014 ($3.05).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

In March 2015, we converted an aggregate of $176,900 in loans owed by our Chief Executive Officer ($88,500) and Chief Financial Officer ($88,400) to bonus compensation for services rendered by each executive in 2013.

Other than as described above, no director, executive officer or employee of the Company or any of its subsidiaries, former director, executive officer or employee of the Company or any of its subsidiaries, proposed nominee for election as a director of the Company, or any associate of any of the foregoing, (i) is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the most recently completed financial year, or (ii). is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries at any time since the beginning of the most recently completed financial year.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction of common shares, or a combination of both carrying more than 10% of the voting rights attached to the outstanding common shares (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of common shares.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its auditor.

Audit Committee Charter

On April 27, 2010, we adopted an audit committee charter, the text of which is included as Schedule A to this Information Circular. However, on June 1, 2015, the Board approved an amendment to the charter effective upon the anticipated listing of our common shares on The NASDAQ Capital Market, a copy of which will be posted on the Corporate Governance section of our website at www.resaas.com upon the completion of such listing.

Composition of Audit Committee

Our Audit Committee is comprised of Cory Brandolini, Adrian Barrett and J. Chris Morgando. Mr. Morgando and Mr. Barrett are independent directors within the meaning of NI 52-110. The chairman of the Audit Committee is J. Chris Morgando. All members of the Audit Committee are financially literate. “Financial literacy” is considered to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, statement of income (loss) and cash flow. The members of the Audit Committee are appointed by the Board at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

Concurrent with the anticipated listing of our common shares on The NASDAQ Capital Market, Mr. Brandolini intends to resign from the audit committee, and Mr. Richard Barkwell will be appointed to fill the resulting vacancy.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Cory Brandolini served as a director of Pure Living Media Inc. (formerly TinyMassive Technologies Inc. and now, Scavo Resource Corp.), a CSE listed issuer, from December 2009 to January 2012. He also worked as an investment advisor at various securities firms, including Gateway Investment Advisors, LLC from 2003 to 2007, Octagon Capital Corporation from 2000 to 2003 and Wolverton Securities Ltd. from 1988 to 2000.

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J. Chris Morgando has served as a director of the Company since June 5, 2009.  He has also served as a director and VP of Corporate Development of Pure Living Media Inc. (formerly TinyMassive Technologies Inc. and now, Scavo Resource Corp.), a CSE listed issuer, from March 2010 to June 2011, as well as its interim President, CEO and COO for the month of March 2010.  Mr. Morgando was also the President, CEO, Interim CFO and a director of Helpeo, Inc., an OTC Bulletin Board quoted company, from January 2010 until November 2012, and has experience as a director and officer of a private company, Cinematx Digital Inc., where he acted as the President, CFO, Secretary and a director from September 2007 to September 2014.  Mr. Morgando was also instrumental as early-stage investor and  advisor to Teleo, Inc.; a technology company which was acquired by Microsoft in 2005.  Currently, Mr. Morgando serves as a director of 1st One Hundred, LLC; a US real estate fund that partners with common interest communities to strengthen neighborhood associations.

Adrian Barrett has been a director of the Company since December 7, 2009. He is Founder and Chairman of Lightmaker Group Ltd, a holding company for several award winning website and application design-and-build agencies, first established October 1, 1997. He is also the Founder and Chairman of Lightmaker UK Ltd since September 1999; Lightmaker USA Inc. since November 2005; Lightmaker Vancouver (Internet) Inc. since August 2007; and Lightmaker Property Manager (LMPM) Inc. since March 2012. Mr. Barrett holds a Bachelor of Science (BSc Hons) in Economics and Business from the University of Wales, United Kingdom.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year have we relied on the exemption in sections 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pursuant to section 6.1 of NI 52-110, as a venture issuer we are relying on the exemption from the audit committee composition requirements and certain reporting obligations found in Parts 3 and 5 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year did the Board not adopt a recommendation of the Audit Committee to nominate or compensate an auditor.

Pre-Approval Policies and Procedures

Our Audit Committee is required to approve the engagement of our auditor in respect of non-audit services.

Auditor Service Fees

The aggregate fees billed by our auditor for the last two fiscal years are provided below.

Audit Service Fees	Fiscal Year Ended December 31, 2014 ($)	Fiscal Year Ended December 31, 2013 ($)
Audit Fees (1)	26,460	20,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All other fees (4)	-	-
Total	26,460	20,000

(1)	Aggregate fees billed (or accrued) by our auditor for audit services.
(2)	Aggregate fees billed (or accrued) by our auditor for audit-related services.
(3)	Aggregate fees billed (or accrued) by our auditor for professional services rendered for tax compliance, tax advice and tax planning.
(4)	Aggregate fees billed (or accrued) by our auditor and not included above.
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MANAGEMENT CONTRACTS

Except as described elsewhere in this Information Circular, there are no management functions of the Company that are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

Maintaining a high standard of corporate governance is a priority for the Board and the Company’s management believes that effective corporate governance will help create and maintain shareholder value in the long term. A description of the Company’s corporate governance practices, which addresses the matters set out in National Instrument 58-101 Disclosure of Corporate Governance Practices, is set out below.

Composition of the Board of Directors

The Board currently consists of five members, an executive chairman, three executive directors and two non-executive directors. Upon the anticipated listing of our common shares on The NASDAQ Capital Market, we plan to appoint Richard Barkwell as the third non-executive member of the Board to fill the sole director vacancy.

Under NASDAQ listing standards, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Adrian Barrett, J. Chris Morgando and Richard Barkwell qualify as independent directors under Rule 5605(a)(2) of the NASDAQ listing standards.

As a venture issuer, we are exempt from the independence requirements in Part 3 of NI 52-110.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. The Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the Board at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole.

Directorships

None of our current directors, or any individuals to be nominated for election as directors at the Meeting, serve as a director or officer of any other reporting issuer as at the date of this Information Circular.

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education, but does encourage directors to individually and as a group keep themselves informed on changing corporate governance and legal issues. Directors are individually responsible for updating their skills required to meet their obligations as directors. In addition, the Board undertakes strategic planning sessions with management.

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Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by our governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

However, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees in connection with the anticipated listing of our common shares on The NASDAQ Capital Market.

Nomination of Directors

The Board is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board conducts reviews with regard to the compensation of the directors and Chief Executive Officer once a year. To make its recommendations on such compensation, the Board informally takes into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

At present, no compensation (other than the grant of incentive stock options) is paid to the directors of the Company in their capacity as directors. The Board does not currently have a compensation committee.

Other Board Committees

The Board of Directors has no other committees other than the Audit Committee.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees. The Board is currently responsible for assessing its own effectiveness, the effectiveness of individual directors and the effectiveness of the audit committee.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of common shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its head office by mail at #303 – 55 Water Street, Vancouver, BC V6B 1A1, to request copies of the Company’s financial statements and related Management’s Discussion and Analysis (the “MD&A”). Financial information is provided in the audited financial statements and MD&A of the Company for its financial year ended December 31, 2014.

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OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The content of this Information Circular has been approved and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.

Dated at Vancouver, British Columbia as of June 2, 2015.

ON BEHALF OF THE BOARD

“Cameron Shippit”
Cameron Shippit
Chief Financial Officer, Secretary and Director

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SCHEDULE A

RESAAS SERVICES INC.
(the “Company”)

AUDIT COMMITTEE CHARTER

This Charter establishes the composition, the authority, roles and responsibilities and the general objectives of the Company’s audit committee, or its Board of Directors in lieu thereof (the “Audit Committee”). The roles and responsibilities described in this Charter must at all times be exercised in compliance with the legislation and regulations governing the Company and any subsidiaries.

Composition

(i)	Number of Members. The Audit Committee must be comprised of a minimum of three directors of the Company, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation.

(ii)	Chair. If there is more than one member of the Audit Committee, members will appoint a chair of the Audit Committee (the “Chair”) to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Audit Committee for any number of consecutive terms.

(iii)	Financially Literacy. All members of the audit committee will be financially literate as defined by applicable legislation. If upon appointment a member of the Audit Committee is not financially literate as required, the person will be provided with a period of three months to acquire the required level of financial literacy.

Meetings

(i)	Quorum. The quorum required to constitute a meeting of the Audit Committee is set at a majority of members.

(ii)	Agenda. The Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to all Audit Committee members for members to have a reasonable amount of time to review the materials prior to the meeting.

(iii)	Notice to Auditors. The Company’s auditors (the “Auditors”) will be provided with notice as necessary of any Audit Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor’s duties.

(iv)	Minutes. Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee.

Roles and Responsibilities

The roles and responsibilities of the Audit Committee include the following:

External Auditor

The Audit Committee will:

(i)	Selection of the External Auditor. Select, evaluate and recommend to the Board, for shareholder approval, the Auditor to examine the Company’s accounts, controls and financial statements.

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(ii)	Scope of Work. Evaluate, prior to the annual audit by the Auditors, the scope and general extent of the Auditor’s review, including the Auditor’s engagement letter.

(iii)	Compensation. Recommend to the Board the compensation to be paid to the external auditors.

(iv)	Replacement of Auditor. If necessary, recommend the replacement of the Auditor to the Board.

(v)	Approve Non-Audit Related Services. Pre-approve all non-audit services to be provided by the Auditor to the Company or its subsidiaries.

(vi)	Direct Responsibility for Overseeing Work of Auditors. Must directly oversee the work of the Auditor. The Auditor must report directly to the Audit Committee.

(vii)	Resolution of Disputes. Assist with resolving any disputes between the Company’s management and the Auditors regarding financial reporting.

Consolidated Financial Statements and Financial Information

The Audit Committee will:

(viii)	Review Audited Financial Statements. Review the audited consolidated financial statements of the Company, discuss those statements with management and with the Auditor, and recommend their approval to the Board.

(ix)	Review of Interim Financial Statements. Review and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board.

(x)	MD&A, Annual and Interim Earnings Press Releases, Audit Committee Reports. Review the Company’s management discussion and analysis, interim and annual press releases, and audit committee reports before the Company publicly discloses this information.

(xi)	Auditor Reports and Recommendations. Review and consider any significant reports and recommendations issued by the Auditor, together with management’s response, and the extent to which recommendations made by the Auditor have been implemented.

Risk Management, Internal Controls and Information Systems

The Audit Committee will:

(xii)	Internal Control. Review with the Auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls. Remain informed, through communications with the Auditor, of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of the Company or from applicable laws or regulations.

(xiii)	Financial Management. Periodically review the team in place to carry out financial reporting functions, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions.

(xiv)	Accounting Policies and Practices. Review management plans regarding any changes in accounting practices or policies and the financial impact thereof.

(xv)	Litigation. Review with the Auditors and legal counsel any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the consolidated financial statements.

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(xvi)	Other. Discuss with management and the Auditors correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure.

Complaints

(xvii)	Accounting, Auditing and Internal Control Complaints. The Audit Committee must establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters.

(xviii)	Employee Complaints. The Audit Committee must establish a procedure for the confidential transmittal on condition of anonymity by the Company’s employees of concerns regarding questionable accounting or auditing matters.

Authority

(i)	Auditor. The Auditor, and any internal auditors hired by the company, will report directly to the Audit Committee.

(ii)	To Retain Independent Advisors. The Audit Committee may, at the Company’s expense and without the approval of management, retain the services of independent legal counsels and any other advisors it deems necessary to carry out its duties and set and pay the monetary compensation of these individuals.

Reporting

The Audit Committee will report to the Board on:

(i)	the Auditor’s independence;

(ii)	the performance of the Auditor and any recommendations of the Audit Committee in relation thereto;

(iii)	the reappointment and termination of the Auditor;

(iv)	the adequacy of the Company’s internal controls and disclosure controls;

(v)	the Audit Committee’s review of the annual and interim consolidated financial statements;

(vi)	the Audit Committee’s review of the annual and interim management discussion and analysis;

(vii)	the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

(viii)	all other material matters dealt with by the Audit Committee.

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